EXHIBIT 99.1

Evaxion finalizes agreement with EIB to convert debt into equity

  Evaxion and the European Investment Bank (EIB) have finalized a debt settlement agreement of €3.5 million out of Evaxion’s €7 million loan with EIB, to be used for EIB to purchase €3.5 million worth of ordinary Evaxion warrants
  EIB will purchase the warrants at a price of $4.87 corresponding to a premium of 89% to the share price by market close yesterday
  The agreement immediately increases Evaxion’s equity by $4.1 million (€3.5 million)
  Further, the agreement also substantially reduces Evaxion’s overall liabilities, simplifies its balance sheet and improves its financial flexibility and cash flow

COPENHAGEN, Denmark, July 11, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has finalized its agreement with the European Investment Bank (EIB) to convert debt into equity.

EIB will convert €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price by market close yesterday. The agreement immediately increases Evaxion’s equity by $4.1 million (€3.5 million), bolstering Evaxion’s capital structure. Further, it substantially reduces Evaxion’s overall liabilities, simplifies its balance sheet and improves its financial flexibility and cash flow.

“We are delighted to finalize the agreement with the EIB on favourable terms for Evaxion and our shareholders. I would like to thank the EIB for their support and very constructive approach in the negotiations. The agreement further simplifies our balance sheet and improves our cash flow, which is an important element in the financial management of the company,” says Thomas F. Schmidt, CFO of Evaxion.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.